UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K

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Current Report
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 6, 2026

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Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	0-33169	13-4066229
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5201 Congress Avenue, Suite 160, Boca Raton, FL 33487
(Address of principal executive offices) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

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☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CCRN	NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On June 15, 2026, Cross Country Healthcare, Inc., a Delaware corporation (the “Company”), filed a definitive proxy statement (as such may be supplemented from time to time, the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the special meeting of the Company’s stockholders (the “Special Meeting”) to be held in connection with transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, KL Criss Cross Intermediate, LLC, a Delaware limited liability company (“Parent”), and KL Criss Cross Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

The special meeting of the Company’s stockholders to approve the Merger is scheduled for July 16, 2026, beginning at 12:00 p.m. Eastern Time (the “Special Meeting”). The Company’s stockholders of record as of the close of business on June 12, 2026 will be eligible to vote at the Special Meeting. Subject to the satisfaction of the remaining conditions to closing of the Merger under the Merger Agreement, including that the Company’s stockholders vote to approve the Merger at the Special Meeting, the Company expects to complete the Merger in the third quarter of 2026. The information contained in this Current Report on Form 8-K (this “Form 8-K”) should be read in conjunction with the Proxy Statement, which should be read in its entirety.

Litigation Relating to the Merger

As of the date of this Form 8-K, attorneys representing multiple purported stockholders of the Company have delivered demand letters to the Company (collectively, the “Demand Letters”) alleging that the disclosures contained in the Proxy Statement are deficient and requesting that the Company supplement such disclosures prior to the Special Meeting. The Demand Letters threaten the Company with lawsuits in the event that the purported deficiencies in the Proxy Statement are not addressed but, to date, none of these stockholders have filed suit challenging the Merger.

As of the date of this Form 8-K, two lawsuits relating to the Merger (collectively, the “Lawsuits”) have been filed: (i) Malone v. Cross Country Healthcare, Inc., et al. Index No. Unassigned, which was filed in the Supreme Court of the State of New York, County of New York on June 23, 2026 (the “Malone Action”) and (ii) Walsh v. Cross Country Healthcare, Inc., et al. Index No. Unassigned, which was filed in the Supreme Court of the State of New York, County of New York on June 24, 2026 (the “Walsh Action”). The Lawsuits were each filed by a purported stockholder of the Company as an individual action and allege, among other things, that the Proxy Statement was materially incomplete due to certain misrepresentations and omissions in violation of New York common law. The Lawsuits name as defendants the Company and its directors and seek, among other relief, an order enjoining the consummation of the Merger.

It is possible that additional, similar complaints may be filed, that the Lawsuits described above may be amended, or that additional demand letters will be received by the Company. If this occurs, the Company does not intend to announce the filing or receipt of each additional, similar complaint or demand letter or any amended complaint unless required by law.

The Company believes that the claims asserted in the Lawsuits and the Demand Letters are without merit. However, in order to alleviate the costs, risks and uncertainties arising from the Malone Action and the Walsh Action, the Company has determined to voluntarily supplement the Proxy Statement as described in this Form 8-K. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations set forth in the Malone Action and the Walsh Action, as well as the Demand Letters, and denies that any additional disclosure in the Proxy Statement was or is required.

Supplemental Disclosures

The following disclosures (the “Supplemental Disclosures”) supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Except as otherwise described in the below Supplemental Disclosures or the documents referred to, contained in or incorporated by reference herein, the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended. For clarity, new text within restated paragraphs from the Proxy Statement is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

(a)	In the section of the Proxy Statement titled “Summary—The Merger and Merger Agreement—Interests of Cross Country’s Directors and Executive Officers in the Merger” the disclosure in the sixth full paragraph on page 11 and the first paragraph on page 12 is amended by replacing the paragraph with the following:

Cross Country’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of Cross Country stockholders generally. These interests include, among others, vesting of certain Cross Country equity awards, potential severance payments and benefits under the applicable severance arrangements and rights to ongoing indemnification and insurance coverage. The Cross Country board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending the approval of the merger agreement by the Cross Country stockholders. As of the date of this proxy statement, Cross Country’s executive officers have not entered into any new individualized compensation arrangements~~,~~. There was no discussion of post-closing employment or retention prior to signing, but on May 14, 2026, Knox Lane initiated conversations with Mr. Burns and Ms. Ball with respect to a possible consulting agreement for transition and advisory services with Parent or one of its subsidiaries upon closing. In addition, Knox Lane has also had discussions with Mr. Clark regarding serving on the board of one of its subsidiaries. For additional information, see the section titled “The Merger (Proposal 1)—Interests of Cross Country’s Directors and Executive Officers in the Merger.”

(b)	In the section of the Proxy Statement titled “Questions and Answers” the disclosure in the fifth paragraph on page 15 is amended by replacing the paragraph with the following:

A:	In considering the recommendation of the Cross Country board of directors with respect to the merger agreement proposal, you should be aware that Cross Country’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of Cross Country stockholders generally. The Cross Country board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by the Cross Country stockholders. As of the date of this proxy statement, Cross Country’s executive officers have not entered into any new individualized compensation arrangements~~,~~. There was no discussion of post-closing employment or retention prior to signing, but on May 14, 2026, Knox Lane initiated conversations with Mr. Burns and Ms. Ball with respect to a possible consulting agreement for transition and advisory services with Parent or one of its subsidiaries upon closing. In addition, Knox Lane has also had discussions with Mr. Clark regarding serving on the board of one of its subsidiaries. See the sections titled “The Merger (Proposal 1)—Interests of Cross Country’s Directors and Executive Officers in the Merger,” “Advisory Vote on Named Executive Officer Merger-Related Compensation Arrangements (Proposal 2)” and “The Merger Agreement—Interests of Cross Country’s Directors and Executive Officers in the Merger.”

(c)	In the section of the Proxy Statement titled “The Merger (Proposal 1)—Opinion of BofA Securities—Summary of Material Financial Analyses—Selected Publicly Traded Companies Analysis” the disclosure in the third paragraph on page 43 is amended by replacing the paragraph with the following:

Based on BofA Securities’ review of the enterprise value to adjusted EBITDA multiples observed for AMN, the current and historical enterprise value to NTM EBITDA multiples for AMN and Cross Country, respectively, and on its professional judgment and experience, BofA Securities applied an enterprise value to EBITDA multiple reference range of 4.8x to 7.5x to Cross Country’s estimated adjusted EBITDA for 2026, based on the Cross Country Forecasts, to calculate ranges of implied enterprise values for Cross Country. BofA Securities then calculated implied ranges of equity values per share for Cross Country (rounded to the nearest $0.05) by adding to the ranges of implied enterprise values an estimate of the net cash of Cross Country of approximately $106.2 million as of the closing of the merger and dividing the results by a number of fully-diluted shares of Cross Country common stock of approximately 33.006 million estimated to be outstanding as of the closing of the merger, in each case, as provided by the management of Cross Country.

(d)	In the section of the Proxy Statement titled “The Merger (Proposal 1)—Opinion of BofA Securities—Summary of Material Financial Analyses—Selected Precedent Transactions” the disclosure in the sixth paragraph on page 43 and the first full paragraph on page 44 is amended by replacing the paragraphs with the following:

BofA Securities reviewed, to the extent publicly available, financial information relating to the ~~following~~ selected transactions listed in the table below involving companies in the healthcare staffing industry announced since 2010.~~:~~

~~Announcement Date~~	~~Acquiror~~	~~Target~~
~~July 29, 2024~~	~~The Vistria Group, LP~~	~~Soliant Health, Inc.~~
~~August 30, 2021~~	~~Centerbridge Partners, L.P. / Caisse de Dépôt et Placement du Québec~~	~~Medical Solutions L.L.C.~~
~~July 1, 2021~~	~~H.I.G. Capital, LLC~~	~~Oxford Global Resources, LLC~~
~~November 5, 2019~~	~~Olympus Partners, L.P.~~	~~Soliant Health, Inc.~~
~~April 30, 2019~~	~~AMN~~	~~Advanced Medical Personnel Services, Inc.~~
~~April 9, 2018~~	~~AMN~~	~~MedPartners HIM, LLC~~
~~February 9, 2018~~	~~Medical Solutions L.L.C.~~	~~Professional Placement Resources, LLC~~
~~May 8, 2017~~	~~TPG Growth LLC~~	~~Medical Solutions L.L.C.~~
~~November 17, 2015~~	~~AMN~~	~~B. E. Smith, Inc.~~
~~July 28, 2010~~	~~AMN~~	~~Nursefinders, Inc.~~

BofA Securities reviewed the enterprise values implied for each target company, based on the consideration payable in the selected transaction, as a multiple of each respective target company’s EBITDA for the twelve-month period immediately preceding the announcement of each respective transaction (“LTM”). Financial data relating to each of the selected transactions was based on publicly available information. ~~The overall low to high enterprise value to LTM EBITDA multiples of the target companies in the selected transactions were 8.9x to 11.5x (with a mean of 10.7x and a median of 11.0x).~~

The results of this review were as follows:

Announcement Date	Acquiror	Target	EV / LTM EBITDA Multiples
July 29, 2024	The Vistria Group, LP	Soliant Health, Inc.	10.9x
August 30, 2021	Centerbridge Partners, L.P. / Caisse de Dépôt et Placement du Québec	Medical Solutions L.L.C.	11.5x
July 1, 2021	H.I.G. Capital, LLC	Oxford Global Resources, LLC	11.2x
November 5, 2019	Olympus Partners, L.P.	Soliant Health, Inc.	11.3x
April 30, 2019	AMN	Advanced Medical Personnel Services, Inc.	11.2x
April 9, 2018	AMN	MedPartners HIM, LLC	10.8x
February 9, 2018	Medical Solutions L.L.C.	Professional Placement Resources, LLC	8.9x
May 8, 2017	TPG Growth LLC	Medical Solutions L.L.C.	10.0x
November 17, 2015	AMN	B. E. Smith, Inc.	10.7x
July 28, 2010	AMN	Nursefinders, Inc.	11.1x
		Mean	10.7x
		Median	11.0x

(e)	In the section of the Proxy Statement titled “The Merger (Proposal 1)—Opinion of BofA Securities—Summary of Material Financial Analyses —Selected Precedent Transactions” the disclosure in the second paragraph on page 44 is amended by replacing the paragraph with the following:

Based on BofA Securities’ review of the enterprise value to LTM EBITDA multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to EBITDA multiple reference range of 9.0x to 11.5x to (i) an estimate of Cross Country’s twelve month run rate adjusted EBITDA (calculated as Cross Country’s adjusted EBITDA in the first fiscal quarter of 2026, as provided by the management of Cross Country, multiplied by four) and (ii) an estimate of Cross Country’s LTM adjusted EBITDA as of the end of the first fiscal quarter of 2026, as provided by the management of Cross Country. BofA Securities then calculated an implied range of equity values per share for Cross Country (rounded to the nearest $0.05) by adding to the range of implied enterprise values an estimate of Cross Country’s net cash of approximately $106.2 million as of the closing of the merger and dividing the results by a number of fully-diluted shares of Cross Country common stock of approximately 33.006 million estimated to be outstanding as of the closing of the merger, in each case, as provided by the management of Cross Country.

(f)	In the section of the Proxy Statement titled “The Merger (Proposal 1)—Opinion of BofA Securities—Summary of Material Financial Analyses—Discounted Cash Flow Analysis” the disclosure in the fifth full paragraph on page 44 is amended by replacing the paragraph with the following:

BofA Securities performed a discounted cash flow analysis of Cross Country to calculate a range of implied present values per share of Cross Country common stock utilizing estimates of the standalone, unlevered, after-tax free cash flows Cross Country was expected to generate over the period from July 1, 2026 through December 31, 2030, based on the Cross Country Forecasts. BofA Securities calculated a terminal value for Cross Country by applying a selected perpetuity growth rate range of 3.0% to 4.0%, based on BofA Securities’ professional judgment and experience, to the terminal year unlevered free cash flows of $25 million based on the Cross Country Forecasts. The unlevered free cash flows and the terminal values were discounted to June 30, 2026, utilizing the mid-year discounting convention, and using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Cross Country’s weighted average cost of capital, derived using the capital asset pricing model, which took into account, among other things, the risk-free rate, the relevant unlevered beta and the historical equity risk premium.

(g)	In the section of the Proxy Statement titled “The Merger (Proposal 1)—Opinion of BofA Securities—Summary of Material Financial Analyses—Discounted Cash Flow Analysis” the disclosure in the sixth full paragraph on page 44 is amended by replacing the paragraph with the following:

BofA Securities then calculated an implied range of equity values per share for Cross Country (rounded to the nearest $0.05) by adding to the range of implied enterprise values an estimate of Cross Country’s net cash of approximately $106.2 million as of the closing of the merger and dividing the results by a number of fully-diluted shares of Cross Country common stock of approximately 33.006 million estimated to be outstanding as of the closing of the merger, in each case, as provided by the management of Cross Country.

(h)	In the section of the Proxy Statement titled “The Merger (Proposal 1)—Opinion of BofA Securities—Summary of Material Financial Analyses—Other Factors” the disclosure in the third full paragraph on page 45 is amended by replacing the paragraph with the following:

Wall Street Analysts’ Price Targets. BofA Securities reviewed ~~certain~~ nine publicly available equity research analyst price targets for shares of Cross Country common stock, which indicated a present value of $9.09 to $13.64 per share of Cross Country common stock when discounted by one year at Cross Country’s estimated mid-point cost of equity of 10.0%, derived using the capital asset pricing model.

(i)	In the section of the Proxy Statement titled “The Merger (Proposal 1)—Interests of Cross Country’s Director and Executive Officers in the Merger—Potential New Employment Arrangements” the disclosure in the ninth full paragraph on page 51 is amended by replacing the paragraph with the following:

Any of Cross Country’s executive officers who continue employment following the effective time may, before, on, or following the closing, enter into new individualized compensation arrangements governing their employment and compensation terms following the closing. As of the date of this proxy statement, Cross Country’s executive officers have not entered into any new individualized compensation arrangements~~,~~. There was no discussion of post-closing employment or retention prior to signing, but on May 14, 2026, Knox Lane initiated conversations with Mr. Burns and Ms. Ball with respect to a possible consulting agreement for transition and advisory services with Parent or one of its subsidiaries upon closing. In addition, Knox Lane has also had discussions with Mr. Clark regarding serving on the board of one of its subsidiaries.

Important Information and Where to Find It

This communication relates to a proposed Merger between the Company, Parent and the other parties to the Merger Agreement. In connection with this proposed Merger, the Company filed a definitive proxy statement on Schedule 14A with the SEC, and the definitive proxy statement was thereafter mailed to stockholders of the Company seeking their approval of the Merger-related proposals. This communication is not a substitute for any proxy statement or other document the Company has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT, AND OTHER DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s internet website at https://ir.crosscountryhealthcare.com/ or by contacting the Company’s primary investor relations contact by email at jvogel@crosscountry.com or by phone at 561-237-8310.

The website addresses included herein are inactive textual references only. The information contained on such websites is not incorporated into this Report.

Participants in the Solicitation

The Company, Parent, Merger Sub, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information about the directors and executive officers of the Company, their ownership of Company Common Shares, and the Company’s transactions with related persons is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 10, 2026 in its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Party Transactions”, which was filed with the SEC on March 30, 2026, as amended by Amendment No. 1 thereto filed on April 2, 2026, certain of its Quarterly Reports on Form 10-Q, and certain of its Current Reports on Form 8-K.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication contains “forward-looking statements” within the Private Securities Litigation Reform Act of 1995. Any statements contained in this communication that are not statements of historical fact, including statements regarding the proposed Merger, including the expected timing and closing of the proposed Merger; the Company’s ability to consummate the proposed Merger; the expected benefits of the proposed Merger and other considerations taken into account by the Board in approving the proposed Merger; the amounts to be received by stockholders; and expectations for the Company prior to and following the Closing of the proposed Merger, may be deemed to be forward-looking statements. All such forward-looking statements are intended to provide management’s current expectations for the future of the Company based on current expectations and assumptions relating to the Company’s business, the economy and other future conditions. Forward-looking statements generally can be identified through the use of words such as “believes,” “anticipates,” “may,” “should,” “will,” “plans,” “projects,” “expects,” “expectations,” “estimates,” “forecasts,” “predicts,” “targets,” “prospects,” “strategy,” “signs,” and other words of similar meaning in connection with the discussion of future performance, plans, actions or events. Because forward-looking statements relate to the future, they are subject to inherent risks, uncertainties and changes in circumstances that are difficult to predict. Such risks and uncertainties include, among others: (i) the timing to consummate the proposed Merger, (ii) the risk that a condition of Closing of the proposed Merger may not be satisfied or that the Closing of the proposed Merger might otherwise not occur, (iii) the risk that a regulatory approval that may be required for the proposed Merger is not obtained or is obtained subject to conditions that are not anticipated, (iv) the diversion of management time on transaction-related issues, (v) risks related to disruption of management time from ongoing business operations due to the proposed Merger, (vi) the risk that any announcements relating to the proposed Merger could have adverse effects on the market price of Company Common Shares, (vii) the risk that the proposed Merger and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers, (viii) the occurrence of any event, change, or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring the Company to pay a termination fee, (ix) the risk that competing offers will be made; (x) unexpected costs, charges or expenses resulting from the Merger, (xi) potential litigation relating to the Merger that could be instituted against the parties to the Merger Agreement or their respective directors, managers, or officers, including the effects of any outcomes related thereto, (xii) worldwide economic or political changes that affect the markets that the Company’s businesses serve which could have an effect on demand for the Company’s services and impact the Company’s profitability, (xiii) effects from global pandemics, epidemics, or other public health crises, (xiv) changes in marketplace conditions, such as alternative modes of healthcare delivery, reimbursement, and customer needs, and (xv) disruptions in the global credit and financial markets, including diminished liquidity and credit availability, changes in international trade agreements, including tariffs and trade restrictions, cyber-security vulnerabilities, foreign currency volatility, swings in consumer confidence and spending, costs of providing services, retention of key employees, and outcomes of legal proceedings, claims and investigations. Accordingly, actual results may differ materially from those contemplated by these forward-looking statements. Investors, therefore, are cautioned against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in the Company’s filings with the SEC, including the risks and uncertainties identified in Part I, Item 1A - Risk Factors of the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and in the Company’s other filings with the SEC. The list of factors is not intended to be exhaustive.

These forward-looking statements speak only as of the date of this communication, and, except as may be required by applicable law, the Company does not assume any obligation to update or revise any forward-looking statement made in this communication or that may from time to time be made by or on behalf of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

Date: July 6, 2026

	By:	/s/ Kevin C. Clark
		Name:	Kevin C. Clark
		Title:	Co-Founder, Chairman and Chief Executive Officer